EXHIBIT 99.2

Report under Section 5.2 of Multilateral Instrument 62-104

Re:  Calico Resources Corp.

In accordance with Section 1 of Appendix E of National Instrument 62-103, we advise as follows:

(a)	The name and address of the offeror:

SEABRIDGE GOLD INC. (“Seabridge”)
106 Front Street East, Suite 400
Toronto, Ontario
M5A 1E1, Canada

(b)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances:

Seabridge, on behalf of its wholly-owned subsidiary Seabridge Gold Corporation, has acquired ownership and control of 2,896,000 common shares (the “Acquired Shares”) upon exercise of Special Warrants of Calico Resources Corp. (“Calico”).  The Acquired Shares represent 4.4% of the outstanding shares of Calico.

(c)
The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligation to file the news release:

Seabridge now owns and controls a total of 13,859,477 common shares of Calico representing 21.2% of the outstanding common shares.

(d)
The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph (c) over which (i) the offeror, either alone or together with any joint actors, has ownership and control, (ii) the offeror, either alone or together with any joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor, and (iii) the offeror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

Seabridge, on behalf of its wholly-owned subsidiary Seabridge Gold Corporation, has ownership and control over all 13,859,477 common shares of Calico. Seabridge is not acting jointly or in concert with any person.

(e)	The name of the market in which the transaction or occurrence that gave rise to the news release took place:

A private transaction.

(e.1)
The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release:

Seabridge acquired the Acquired Shares upon exercise by it of 2,896,000 Special Warrants of Calico without payment of any consideration.  (The Special Warrants were issued by Calico to exercise its option to acquire a 100% interest in the Grassy Mountain Project from Seabridge.)

(f)
The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The Acquired Shares were issued upon exercise of Calico Special Warrants in accordance with the agreement between Seabridge and Calico which provided that Seabridge may exercise the Special Warrants in full at any time after Calico shareholders approve the issuance of the shares to Seabridge upon exercise of the Special Warrants.  Calico shareholder approval was obtained earlier this year.  Seabridge does not presently intend to make further investments in Calico.

(g)
The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

Seabridge and Calico entered into an Option Agreement dated April 18, 2011, and amended April 27, 2011, March 28, 2012 and February 5, 2013 under which Calico had the right to acquire a 100% interest in the Grassy Mountain Property from Seabridge.  To exercise the option, Calico had to issue Seabridge a combination of common shares and Special Warrants of Calico that aggregated 13,000,000, with the number of common shares issuable being the number that resulted in Seabridge holding just less than 20% of Calico’s outstanding shares and the balance being the number of Special Warrants to be issued.  Upon exercise of the option, Calico granted Seabridge a 10% net profits interest (“NPI”) in the property.  In addition, following Calico’s completion of a feasibility study and following the property being fully permitted and bonded, Seabridge will have the option of selling the 10% NPI to Calico for a one-time payment of $10 million. Calico agreed that should Seabridge elect to sell the NPI for the $10 million payment and Calico not make payment, then Calico must return the Grassy Mountain Property to Seabridge.  Each Special Warrant was exercisable to acquire a common share of Calico for no additional consideration.

(h)	The names of any joint actors in connection with the disclosure required in this Report:
Not applicable.

(i)
In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value, in Canadian dollars, of the consideration paid by the offeror:

See item (e.1) above.

(j)
If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

In the previous report of September 12, 2013, Seabridge disclosed that it held 10,104,000 common shares and 2,896,000 Special Warrants.  As a result of the issuance of 859,477 common shares of Calico to Seabridge in repayment of a debt owed to Seabridge and the  the exercise of 2,896,000 Special Warrants to acquire the Acquired Shares, Seabridge has increased its shareholding in Calico by 3,755,477 shares since the previous report.

(k)	If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance:

Not applicable.

DATED as of the 8th day of August, 2014.

SEABRIDGE GOLD INC.

By:     “Rudi P. Fronk”

Chairman and Chief Executive Officer